

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2025

Dana Yaacov-Garbeli
Chief Financial Officer
Entera Bio Ltd.
Minrav Building – Fifth Floor
Jerusalem, Israel 9112002

> **Re: Entera Bio Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2024**
> **File No. 001-38556**

Dear Dana Yaacov-Garbeli:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 84

1. You disclose on page 83 that research and development expenses for the years ended December 31, 2024 and 2023 were primarily for the development of EB613, EB612 and your collaboration with OPKO related to GLP-2 and OXM. Please provide revised disclosure to be included in future filings to break out research and development expenses by product candidate or by indication. For amounts that are not tracked by program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) for each period presented which should reconcile to total research and development expense on the Statements of Operations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences